Board of Management

Vedior
where people matter

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07021060

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
ABN AMRO 49.72.33.517
Trade Reg. Amsterdam 33292225
VAT number: 0064.70.130.B37
IBAN number: NL11ABNA0497233517
BIC code: ABNANL2A

Amsterdam, 1 February 2007
Re: Gregory A. Netland nominated for appointment to the Board of Management

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

SUPPL

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

Jelle Miedema
Company Secretary

enclosure

Office:
Jachthavenweg 109-H
1081 KM Amsterdam
The Netherlands

Vedior
where people matter

Amsterdam, The Netherlands

Gregory A. Netland nominated for appointment to the Board of Management

For release at 8.00 am on 1 February 2007

Vedior NV is pleased to announce that its Supervisory Board intends to propose Gregory A. Netland for appointment to the Board of Management at the next Annual General Meeting of Shareholders of Vedior NV, to be held on 27 April 2007.

Mr Netland (age 45, American), has served as the Chief Executive for Vedior North America since 2003, where he has overseen strong acquisitive and organic revenue growth in a number of specialist markets. Prior to his appointment as CEO for Vedior North America, he served as the Chief Operating Officer and EVP of Business Development.

Zach Miles, Vedior NV's Chief Executive, said, "*Greg has played a crucial role in the development of our US and Canadian business, and his appointment will mean that the composition of our Board of Management will more accurately represent our global network. I look forward to benefiting from his 20 years of experience as we develop Vedior's global strategy.*"

Remuneration for the appointment will be in line with the Group's Remuneration Policy as outlined in our Annual Report. (See www.vedior-brand-leaders.com)

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

For further information, please contact:
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

END